January 25, 2022

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File No. 333-253447

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the Trust’s shareholders to consider the approval of a change to the fundamental industry concentration policy for the AlphaCentric Robotics and Automation Fund, a series of the Trust. A related amendment to the Trust’s registration statement pursuant to Rule 485(a) was filed on January 24, 2022.

If you have any questions or comments related to this filing, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217 D